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                             July 25, 2023

       James Graf
       Chief Executive Officer
       Graf Acquisition Corp. IV
       1790 Hughes Landing Blvd., Suite 400
       The Woodlands, TX 77380

                                                        Re: Graf Acquisition
Corp. IV
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 17, 2023
                                                            File No. 333-271929

       Dear James Graf:

              We have reviewed your amended registration statement and have the following comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Questions and Answers about the Business Combination and the Special Meeting
       What is NKGen?, page 12

   1. We note your response to prior comment two and re-issue in part. We note that your disclosure here and on
page 33 continues to state that SuperNK cells "have increased activity as compared to
the starting population of NK cells, as defined by parameters such as cytotoxicity,
cytokine production and activating receptor expression." Please revise your disclosure to
instead present or summarize the objective results from NKGen's preclinical tests
and/or clinical trials of SuperNK cells.
 James Graf
Graf Acquisition Corp. IV
July 25, 2023
Page 2

       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any other questions.



                                                        Sincerely,
FirstName LastNameJames Graf
                                                        Division of Corporation
Finance
Comapany NameGraf Acquisition Corp. IV
                                                        Office of Life Sciences
July 25, 2023 Page 2
cc:       Elliott Smith
FirstName LastName